Lost Creek Receives Additional NRC Approval, Private Mineral Royalty Removed

LITTLETON, Colo., April 29, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce that the U.S. Nuclear Regulatory Commission ("NRC") approved the Company's request to install and operate two rotary vacuum dryers and to package up to two million pounds of yellowcake per year at the Lost Creek facility. In addition, the Company is announcing that it has completed a purchase agreement which terminates the only privately held mineral royalty on the Lost Creek Project.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

The 2011 NRC license approving the Lost Creek Project allowed for shipment of yellowcake slurry produced at the site to a third party for toll drying. Further analysis indicated that installation of yellowcake dryers at the Lost Creek facility would improve the long-term economics of the project. Therefore, the Company completed the NRC required environmental baseline data collection and submitted a license amendment request to add product drying capacity. The newly authorized dryer systems, along with the previously approved process circuits, will provide sufficient capacity to produce one million pounds of yellowcake per year from the Lost Creek well fields and an additional one million pounds per year from offsite satellite facilities. Two rotary vacuum dryers have been purchased and delivered to the processing plant site which is under construction. Installation of the dryers and auxiliary equipment is expected to be completed prior to first production.

In other activity, the Company has entered an agreement for the purchase of the only privately held royalty interest pertaining to the fully licensed Lost Creek Project. The Company has issued 1,000,000 of its common shares to the royalty holder as full consideration for the purchase of the royalty interest.

Ur-Energy President and CEO Wayne Heili commented, "I greatly appreciate the cooperation of our royalty holders in arriving at this agreement. The exchange of Company shares for the royalty interest allows us to realize a full return on the sale of production from the Lost Creek Project while our previous royalty holder can participate as a shareholder in the successes of the Company as a whole."

Construction of the Lost Creek facility continues on schedule. The Company has scheduled a required pre-operational inspection with the NRC for the week of June 24th. Production is expected to begin within a few weeks of the inspection. Current photographs of the progress of construction at Lost Creek are available at our website: www.ur-energy.com.

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production in the second half of 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.